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                                                                Exhibit (a)(9)


FOR IMMEDIATE RELEASE         Genzyme Contact:        Neozyme II Contact:
September 27, 1996            ----------------        -------------------
                              Cheryl Greenhouse       Dennis J. Purcell
                              671-252-7570            Hambrecht & Quist LLC
                                                      212-207-1552

          GENZYME COMMENCES TENDER OFFER FOR ACQUISITION OF NEOZYME II

        CAMBRIDGE, Mass. -- Genzyme Corp. announced today that it has commenced, through a wholly-owned subsidiary, a cash tender offer for all of the outstanding units of Neozyme II Corp. (Nasdaq:NIIUF) for $45 per unit. The tender offer is being made pursuant to an agreement entered into by Genzyme and Neozyme II announced on September 23.

        Each Neozyme II unit consists of one share of Neozyme II callable common stock and one callable warrant to purchase two shares of Genzyme General Division common stock (Nasdaq:GENZ) and 0.135 share of Genzyme Tissue Repair Division common stock (Nasdaq:GENZL).

        Genzyme's obligation to purchase units in the tender offer is subject to the satisfaction or waiver of certain conditions, including the tender of at least a majority of the outstanding units.

        The offer and withdrawal rights will expire after 5 p.m., New York City time, on Monday, October 28, 1996, unless the offer is extended. The information agent for the offer is Corporate Investor Communications, who can be reached at 1-888-463-6242. Robertson, Stephens & Company LLC is the dealer manager for the offer.

        Under the agreement, if the tender offer is successfully completed, a second step transaction will be effected in which the Neozyme II unit holders who have not tendered their units will be entitled to receive
$29 in cash for each share of callable common stock included in the untendered units. The callable warrants included in the untendered units will remain outstanding after the second-step transaction.

        The board of directors of Neozyme II, on the recommendation of a special committee of the board consisting of the directors of Neozyme II who are not officers or directors of Genzyme, has approved the tender offer and the second-step transaction, having determined that the offer and transaction are fair to and in the best interests of the unit holders of Neozyme II. The board has recommended that unit holders of Neozyme II accept the offer and tender their units pursuant to the offer.

        Neozyme II was formed in 1992 to conduct research, development, and clinical testing of products for the treatment of cystic fibrosis under contract with Genzyme.

        One of the world's top five biotechnology companies, Genzyme focuses on developing innovative products and services for major unmet medical needs. The company's General Division develops and markets pharmaceuticals, genetic diagnostic services, and therapeutic, diagnostic, and surgical products. Its Tissue Repair Division is a leading developer of biological products for the treatment of cartilage damage, severe burns, and chronic skin ulcers.

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